# AUTOCALLABLE MARKET-LINKED STEP UP NOTES

| | Autocallable Market-Linked Step Up Notes Linked to the Russell 2000® Index |
|---|---|
| **Issuer** | HSBC USA Inc. ("HSBC") |
| **Principal Amount** | $10.00 per unit |
| **Term** | Approximately five years, if not called |
| **Market Measure** | The Russell 2000® Index (Bloomberg symbol: "RTY") |
| **Automatic Call** | The notes will be called automatically on any Observation Date if the closing level of the Market Measure is equal to or greater than the Call Level |
| **Call Level** | 100% of the Starting Value |
| **Observation Dates** | Approximately one year, two years, three years and four years from the pricing date |
| **Call Amounts** | [$10.50 to $10.60] if called on the first Observation Date, [$11.00 to $11.20] if called on the second Observation Date, [$11.50 to $11.80] if called on the third Observation Date, and [$12.00 to $12.40] if called on the final Observation Date, each to be determined on the pricing date |
| **Payout Profile at Maturity** | • If the Market Measure is flat or increases up to the Step Up Value, a return equal to the Step Up Payment<br>• If the Market Measure increases above the Step Up Value, a return equal to the percentage increase in the Market Measure<br>• 1-to-1 downside exposure to decreases in the Market Measure beyond a 15% decline, with up to 85% of the principal amount at risk |
| **Step Up Value** | 135% of the Starting Value |
| **Step Up Payment** | $3.50 per unit, a 35% return over the principal amount |
| **Threshold Value** | 85% of the Starting Value |
| **Investment Considerations** | This investment is designed for investors who anticipate that the Market Measure will not decrease over the term of the notes, are willing to take downside risk below a threshold and forgo interim interest payments, and are willing to have their notes called prior to maturity. |
| **Preliminary Offering Documents** | https://www.sec.gov/Archives/edgar/data/83246/000114420418033339/tv496170_fwp.htm |
| **Exchange Listing** | No |



*This graph assumes that the notes are not called on any Observation Date and reflects the hypothetical return on the notes at maturity. This graph has been prepared for purposes of illustration only.*

***You should read the relevant Preliminary Offering Documents before you invest.***
***Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.***

**Risk Factors**

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

- If your notes are not called prior to maturity, your investment may result in a loss; there is no guaranteed return of principal.
- Payments on the notes, including repayment of principal, are subject to the credit risk of HSBC. If HSBC becomes insolvent or is unable to pay its obligations, you may lose your entire investment.
- The estimated initial value of the notes on the pricing date will be less than their public offering price.
- If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the estimated initial value of the notes on the pricing date.
- If the notes are called, your investment return is limited to the return represented by the applicable Call Premium.
- You will have no rights of a holder of the securities represented by the Market Measure, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.
- The notes are subject to risks associated with small-size capitalization companies.

*Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.*

 **Enhanced Return**